Exhibit 1.02

Conflict Minerals Report

For the Year Ended December 31, 2013

In this report, unless otherwise indicated or the context otherwise requires, references to “we,” “us,” “our,” the “Company” and “Hardinge” refer to Hardinge Inc.

This Conflict Minerals Report (this “Report”) is filed as Exhibit 1.02 to the Specialized Disclosure Form on Form SD filed by Hardinge Inc. (the “Company” or “Hardinge”) with respect to calendar year ended December 31, 2013 in accordance with the terms of Item 1.01(c) of Form SD.  As explained in greater detail in this Report, following the exercise of appropriate due diligence, the Company has found that certain of its products are “DRC conflict undeterminable” (as that term is defined in Item 1.01(d)(5) of Form SD).  Based on the temporary exemption provided in Instruction (2) to Item 1.01 of Form SD with respect to registrants that have products that are “DRC conflict undeterminable,” the Company has not obtained an independent private sector audit of this Report.

Reasonable Country of Origin Inquiry

Hardinge conducted a reasonable country of origin inquiry (“RCOI”) to determine whether the necessary “conflict minerals” (specifically, columbite-tantalite (coltan), cassiterite, wolframite and gold, and their derivatives, including tin, tantalum and tungsten) in the Company’s products originated in the Democratic Republic of the Congo or an adjoining country (collectively, the “Covered Countries”).  Hardinge’s primary means of determining country of origin of necessary conflict minerals was by conducting a supply-chain survey with direct suppliers, using the Electronic Industry Citizenship Coalition/Global e-Sustainability Initiative (EICC/GeSI) Conflict Minerals Reporting Template (the “EICC/GeSI Template”).

Due Diligence

As a result of the RCOI, it is possible that some of the conflict minerals in the Company’s products may have originated in the Covered Countries.  Accordingly, Hardinge has exercised due diligence to determine the source and chain of custody of the conflict minerals that are used in some form in Hardinge products.

The Company has modeled its conflict mineral due diligence after the OECD Due Diligence Guidance for Responsible Supply Chains of Materials from Conflict-Affected and High Risk Areas, Second Edition, including the related supplements on gold, tin, tantalum and tungsten (collectively, the “OECD Guidance”).  The OECD Guidance is a recognized international due diligence framework.

Using the EICC/GeSI Template, the Company’s sourcing personnel (based in various Company locations worldwide) sent initial questionnaires (each, an “Initial Questionnaire”) to all applicable vendors (with each Initial Questionnaire prepared in the vendor’s native language).  In each Initial Questionnaire, vendors were asked whether or not conflict minerals were included in the composition of the products that Hardinge received from them in 2013.  To the extent the Company did not receive a response to the Initial Questionnaire from a particular vendor, Company personnel made a follow-up inquiry to the vendor.

In many cases, the Company did not receive responses from certain vendors with respect to the Company’s inquiries.  In other instances, the Company received responses from several vendors indicating that the vendor was unaware whether the products they sold to Hardinge included conflict minerals, as some or all of the components of the applicable product were purchased from another vendor in the supply chain.  Accordingly, with respect to these products, the Company has found them to be “DRC conflict undeterminable”.

The Company has contacted (or attempted to contact) each of the vendors referenced above and have asked these vendors to work on obtaining information about the possibility of conflict minerals being present in the products sold to Hardinge.  Each of these vendors was also provided with a Hardinge e-mail address so they can send updated information in their native language to us as they obtain it.

Product Description

We manufacture high precision computer controlled metal-cutting turning machines, grinding machines, vertical machining centers, and accessories related to those machines.  In connection with the manufacturing and assembly of these machines we purchase various parts from vendors.  Among the parts and components used in the manufacture and assembly of our machines, the Company has identified the following to be “DRC conflict undeterminable”:

•                  computer and related electronics packages for computer-controlled machines;

•                  steel;

•                  cast iron;

•                  bushings;

•                  bearings;

•                  gears; and

•                  linear guideways

During the course of our due diligence, we received information from our vendors that the preceding items contained one or more conflict minerals.  Utilizing the EICC/GeSI Template in connection with our supply chain survey, we attempted to obtain the following information regarding the items listed above: (i) the facilities used to process the necessary conflict minerals contained in these items; (ii) the country of origin of the necessary conflict minerals contained in these items and (iii) the mine or location of origin from which the necessary conflict minerals in these items were sourced.

With respect to the items listed above, though our supply chain survey prompted our vendors with questions regarding these topics, the results of our supply chain survey were incomplete and/or inconclusive as to the foregoing items.  In certain instances, vendors were unable to supply the relevant information as they purchased the item or items from other vendors and would need to request that information from the relevant vendor in the supply chain.  We have made requests of our vendors to conduct similar surveys with their suppliers so that we are able to ascertain additional information regarding the necessary conflict minerals included in these items.